STEMSATION INTERNATIONAL, INC.
(F/K/A WORLD MORTGAGE EXCHANGE GROUP, INC.)
FINANCIAL STATEMENTS
DECEMBER 31, 2018 & 2017

STEMSATION INTERNATIONAL, INC.
(F/K/A WORLD MORTGAGE EXCHANGE GROUP, INC.)

CONTENTS



SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Independent Accountant's Review Report

To Management of:
Stemsation International, Inc.
7777 Glades Road
Suite 203
Boca Raton, FL 33434

We have reviewed the accompanying financial statements of Stemsation International, Inc. (F/K/A World Mortgage Exchange Group, Inc.) (the "Company") which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' deficit and cash flows for each of the two years in the period ended December 31, 2018 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, the Company has net losses and cash used in operations in 2018 and 2017, has no revenues, has been inactive for several years and is in default on all its notes payable. At December 31, 2018 the Company had an accumulated deficit of $1,670,736, a stockholders' deficit of $717,157 and a working capital deficit of $717,157 and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters is also described in Note 9. These financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
October 28, 2019

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

STEMSATION INTERNATIONAL, INC.
(F/K/A World Mortgage Exchange Group, Inc.)
Balance Sheets
(Unaudited)

ASSETS

	December 31, 2018	December 31, 2017
Current Assets		
Cash	$ 1,920	$ 2,259
Total Assets	$ **1,920**	$ **2,259**

LIABILITIES AND STOCKHOLDERS' DEFICIT

	December 31, 2018	December 31, 2017
Current Liabilities		
Accounts payable and accrued expeses	$ 377,598	$ 348,197
Due to related parties	33,979	34,137
Convertible Note payable	35,000	35,000
Convertible Notes payable - related parties	272,500	272,500
Total Current Liabilities	719,077	689,834
Stockholders' Deficit		
Common stock, $0.0001 par value; 1,000,000,000 shares authorized, 24,816,290 and 24,816,290		
issued and outstanding, respectively	2,482	2,482
Additional paid-in capital	951,097	951,097
Accumulated deficit	(1,670,736)	(1,641,154)
Total Stockholders' Deficit	**(717,157)**	**(687,575)**
Total Liabilities and Stockholders' Deficit	$ **1,920**	$ **2,259**

STEMSATION INTERNATIONAL, INC.
(F/K/A World Mortgage Exchange Group, Inc.)
Statements of Operations
(Unaudited)

	Year Ended December 31, 2018	Year Ended December 31, 2017
Revenue	$ -	$ -
Operating Expenses		
General and administrative	295	2,526
Total expenses	295	2,526
Loss from Operations	(295)	(2,526)
Other Expenses		
Interest Expense	(29,287)	(27,516)
Total Other Expenses	(29,287)	(27,516)
LOSS FROM OPERATIONS BEFORE INCOME TAXES	(29,582)	(30,042)
Provision for Income Taxes	-	-
NET LOSS	**$ (29,582)**	**$ (30,042)**
Net Loss Per Share - Basic and Diluted	**$ (0.00)**	**$ (0.00)**
Weighted average number of shares outstanding during the period - Basic and Diluted	**24,816,290**	**24,816,290**

STEMSATION INTERNATIONAL, INC.
(F/K/A World Mortgage Exchange Group, Inc.)
Statements of Changes in Stockholders' Deficit
For the years ended December 31, 2018 and 2017

(Unaudited)

	Common stock		Additional paid-in capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Balance, December 31, 2016	24,816,290	$ 2,482	$ 951,097	$ (1,611,112)	$ (657,533)
Net loss for the year ended December 31, 2017	-	-	-	(30,042)	(30,042)
Balance, December 31, 2017	24,816,290	$ 2,482	$ 951,097	$ (1,641,154)	$ (687,575)
Net loss for the year ended December 31, 2018	-	-	-	(29,582)	(29,582)
Balance, December 31, 2018	24,816,290	$ 2,482	$ 951,097	$ (1,670,736)	$ (717,157)

See accompanying notes to unaudited financial statements and independent accountant's review report

4

STEMSATION INTERNATIONAL, INC.
(F/K/A World Mortgage Exchange Group, Inc.)
Statements of Cash Flows
(Unaudited)

	Year Ended December 31, 2018	Year Ended December 31, 2017
Cash Flows From Operating Activities:		
Net Loss	$ (29,582)	$ (30,042)
Increase in accounts payable and accrued expenses	29,401	27,631
Net Cash Used In Operating Activities	**(181)**	**(2,411)**
Net Cash Used In Investing Activities	-	-
Cash Flows From Financing Activities:		
Proceeds from (Repayments to) related party	(158)	4,670
Net Cash Provided by (Used in) Financing Activities	**(158)**	**4,670**
Net Increase (Decrease) in Cash	(339)	2,259
Cash at Beginning of Year	2,259	-
Cash at End of Year	**$ 1,920**	**$ 2,259**
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for taxes	$ -	$ -

NOTE 1   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION**

(A) Organization

Stemsation International, Inc. (formerly World Mortgage Exchange Group, Inc.) (the "Company") is a Florida corporation incorporated on July 5, 2006. The Company's original business purpose was to develop, produce, license, acquire and distribute recorded music, primarily in the Hip Hop and Pop genres which now has been abandoned.

The Company's business focus changed to real estate effective September 2009 to coincide with the change of control. The Company's business purpose changed to purchasing single family homes with a minimum discount of 25% off appraisal and sell those assets for 100% of appraisal. In order to assist buyers in securing financing, the Company had developed a 49 year mortgage product. The 49 year mortgage was developed to benefit borrowers that honor their debt by making timely payments.

On August 6, 2019, the Company filed a certificate of amendment with the Secretary of State of the State of Florida in order to increase the authorized shares of common stock to 1,000,000,000 and effectuate a change in the par value to $0.0001, a change of control and a name change to Stemsation International, Inc. The Certificate of Amendment became effective on August 9, 2019. The Company's business focus changed to the direct selling of novel, all natural wellness products. The change in authorized shares and change in par value is reflected retroactively for all periods in the accompanying financial statement and footnotes.

On August 30, 2019, Ray C. Carter was appointed Officer and Director of the Company.

On September 6, 2019, Stemsation Holding Corp., a wholly owned subsidiary, was formed under the laws of the State of Florida.

On September 11, 2019, Stemsation IP Holding LLC, a wholly owned subsidiary, was formed under the laws of the State of Florida.

On September 13, 2019, Stemsation USA, Inc., a wholly owned subsidiary, was formed under the laws of the State of Florida.

(B) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Management has made significant estimates in a variety of areas including, but not limited to, valuation of stock-based grants, recoverability of our deferred tax assets, and allowance for loan losses. Actual results could be different from these estimates.

(C) Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. At December 31, 2018 and December 31, 2017, the Company had no cash equivalents.

(D) Loss Per Share

Basic and diluted net loss per common share is computed based upon the weighted average common shares outstanding as defined by FASB ASC No. 260, "Earnings Per Share." Diluted loss per share is computed by dividing net loss by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during the period. For the years ended December 31, 2018 and 2017, the Company has 307,500 shares potentially issued upon conversion of convertible debt that were not included in the computation of dilutive loss per share because their inclusion is anti-dilutive for the years ended December 31, 2018 and 2017, respectively (See Note 10 for convertible notes settlements).

(E) Income Taxes

The Company is governed by the income tax laws of the United States of America. The Company accounts for income tax using the liability method prescribed by ASC 740, "Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely- than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company applies the provisions of ASC 740-10-50, "Accounting for Uncertainty in Income Taxes", which provides clarification related to the process associated with accounting for uncertain tax positions recognized in our financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company's liability for income taxes. Any such adjustment could be material to the Company's results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of December 31, 2018, and 2017, the Company had no uncertain tax positions, and will continue to evaluate for uncertain positions in the future. The Company is subject to U.S. Federal income tax examinations for the tax years ended December 31, 2014 through 2018.

The Company's ability to utilize its net operating loss (NOL) carryforwards may be substantially limited due to ownership changes that may have occurred on August 6, 2019, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the Code), as well as similar state provisions and due to a change in business. These ownership changes or change in business may limit the amount of NOL carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an "ownership change," as defined by Section 382 of the Code, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percent of the outstanding stock of a company by certain stockholders or public groups.

If the Company has experienced an ownership or business change, utilization of the NOL carryforwards would be subject to an annual limitation, which is determined by first multiplying the value of the Company's stock at the time of the ownership change by the applicable long-term, tax-exempt rate, and then could be subject to additional adjustments, as required. Any such limitation may result in the expiration of a portion of the NOL carryforwards before utilization. Until a study is completed, and any limitation known, no amounts are being considered as an uncertain tax position or disclosed as an unrecognized tax benefit under ASC 740. Any carryforwards that expire prior to utilization as a result of such limitations will be removed from deferred tax assets with a corresponding reduction of the valuation allowance. Due to the existence of the valuation allowance, it is not expected that any possible limitation will have an impact on the results of operations of the Company.

Tax returns for the Company have not been prepared and filed for the years ended December 31, 2011 through 2018 and may be subject to penalties for delinquent and non-compliance requirements, in addition, to the NOL carryover changes from prior years.

The Company's income tax expense differed from the statutory rates (federal 21% and state 5.5%) as follows:

	December 31, 2018		December 31, 2017	
Expected tax expense (benefit) - Federal	$	(5,871)	$	(5,962)
Expected tax expense (benefit) - State		(1,627)		(1,652)
Non-deductible expenses		-		(36)
Change in valuation allowance		7,498		7,650
Actual tax expense (benefit)	$	-	$	-
Gross deferred tax assets:				
Net operating loss carryforwards	$	31,107	$	23,609
Total deferred tax assets		(31,107)		(23,609)
Less: valuation allowance		31,107		23,609
Net deferred tax asset recorded	$	-	$	-

As of December 31, 2018 and 2017, the Company has a net operating loss carry forward of $419,671 and $390,089 of which $390,089 is available to offset future taxable income through December 31, 2037 and $29,582 maybe carried forward indefinitely. The valuation allowance was established to reduce the deferred tax asset to the amount that will more likely than not be realized.

The net change in the valuation allowance for the years ended December 31, 2018 and 2017 was an increase of $7,498 and $7,650, respectively.

(F) Property and Equipment

Property and equipment is recorded at cost and depreciated or amortized using the straight-line method over the estimated useful life of the asset or the underlying lease term for leasehold improvements, whichever is shorter onset the property and equipment is put into service.

(G) Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with GAAP. For certain of our financial instruments, including cash, accounts payable, and the short-term portion of long-term debt, the carrying amounts approximate fair value due to their short maturities.

We adopted accounting guidance for financial and non-financial assets and liabilities (ASC 820). The adoption did not have a material impact on our results of operations, financial position or liquidity. This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. This guidance does not apply to measurements related to share-based payments. This guidance discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2: Inputs other than quoted prices that are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

- Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

(H) Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Topic 842 affects any entity that enters into a lease, with some specified scope exemptions. The guidance in this update supersedes Topic 840, Leases. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For public companies, the amendments in this update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We adopted the new standard effective January 1, 2018.

(I) Business Segments

The Company operates in one segment and therefore segment information is not presented.

NOTE 2   **MORTGAGE LOAN RECEIVABLE**

In September 2010, the Company closed on an agreement with an unrelated party to sell the real property located in Ackerman, Mississippi for the purchase price of $46,800 to be paid as follows:

- 3% of the purchase to be paid in cash at closing.
- The remaining balance of the purchase price of $45,396 will be paid through a 49 year mortgage note.

During the years ended December 31, 2018 and 2017, the mortgage loan is delinquent and no interest income on the loan is recorded. A reserve for loan loss was recorded prior to fiscal year 2017. The Company is considering going through the foreclosure process.

The mortgage note receivable was as follows at December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017
Mortgage loan held for investments	$ 45,038	$ 45,038
Allowance for mortgage loan losses,	$ (45,038)	$ (45,038)
Mortgage loans held for investments, net	$ -	$ -

NOTE 3   **ACCOUNTS PAYABLE AND ACCRUED EXPENSES**

Accounts payable and accrued expenses consists of the following:

	December 31, 2018	December 31, 2017
Accounts payable	$ 91,002	$ 91,002
Accrued interest	192,759	163,473
Accrued compensation	93,837	93,722
Total accounts payable and accrued expenses	$ 377,598	$ 348,197

NOTE 4   DUE TO RELATED PARTIES

As of December 31, 2017, certain officers paid an aggregate $34,137 in expenses on Company's behalf as an advance. During the year ended December 31, 2018, the officer was repaid $158. The balance at December 31, 2018 is $33,979. Pursuant to the terms of the advances, the advances were non-interest bearing, unsecured and due on demand (See Note 8).

NOTE 5   CONVERTIBLE NOTES PAYABLE – RELATED PARTIES

During 2010, the Company entered into an unsecured convertible promissory note in the amount of $67,500 with a related party. Pursuant to the terms of the note, the note is non-interest bearing, unsecured and due in 2013. The conversion price was equal to the "greater of $1.00 per share or 80% of the average closing bid price of the Company's common stock calculated as of the closing bid price of the common stock for the ten trading days prior to receipt of the conversion notice". The note was in default (See Note 8).

On December 31, 2010, the Company entered into an unsecured convertible promissory note in the amount of $100,000 with a related party. Pursuant to the terms of the note, the note is bearing 10% interest, unsecured and was due on December 31, 2013. The conversion price was equal to the "greater of $1.00 per share or 80% of the average closing bid price of the Company's common stock calculated as of the closing bid price of the common stock for the ten trading days prior to receipt of the conversion notice". As of December 31, 2018, the Company accrued $114,359 in interest expense. The note was in default (See Note 8).

On February 24, 2010, the Company entered into unsecured convertible promissory note in the amount of $40,000 with a related party. Pursuant to the terms of the note, the note is bearing 7% interest, unsecured and was due on February 23, 2013. The conversion prices was equal to the "greater of $1.00 per share or 80% of the average closing bid price of the Company's common stock calculated as of the closing bid price of the common stock for the ten trading days prior to receipt of the conversion notice". As of December 31, 2018, the Company accrued $22,400 in interest expense. The note was in default (See Note 8).

On March 23, 2010, the Company entered into an unsecured convertible promissory note in the amount of $40,000 with a related party. Pursuant to the terms of the note, the note is bearing 7% interest, unsecured and was due on March 22, 2013. The conversion price was equal to the "greater of $1.00 per share or 80% of the average closing bid price of the Company's common stock calculated as of the closing bid price of the common stock for the ten trading days prior to receipt of the conversion notice". As of December 31, 2018, the Company accrued $22,400 in interest expense. The note was in default (See Note 8).

On March 2, 2010, the Company entered into an unsecured convertible promissory note in the amount of $25,000 with a related party. Pursuant to the terms of the note, the note is bearing 7% interest, unsecured and was due on March 1, 2013. The conversion price was equal to the "greater of $1.00 per share or 80% of the average closing bid price of the Company's common stock calculated as of the closing bid price of the common stock for the ten trading days prior to receipt of the conversion notice". As of December 31, 2018, the Company accrued $14,000 in interest expense. The note was in default (See Note 8).

NOTE 6   CONVERTIBLE NOTE PAYABLE

On March 10, 2010, the Company entered into an unsecured convertible promissory note in the amount of $35,000 as consideration for the purchase of real estate purchased in Ackerman, Mississippi (See Note 2). Pursuant to the terms of the note, the note was bearing 7% interest, unsecured and due on March 9, 2013. The conversion prices was equal to the "greater of $1.00 per share or 80% of the average closing bid price of the Company's common stock calculated as of the closing bid price of the common stock for the ten trading days prior to receipt of the conversion notice". As of December 31, 2018, the Company accrued $19,600 in interest expense. The note was in default.

NOTE 7   STOCKHOLDERS' DEFICIT

(A) Common Stock

The Company is authorized to issue 1,000,000,000 shares of common stock with a par value of $0.0001 per share.

On August 6, 2019 the Company filed a certificate of amendment with the Secretary of State of the State of Florida in order to increase the authorized shares of common stock and effectuate a change in the par value, change of control and name change to Stemsation International, Inc. The Certificate of Amendment became effective on August 9, 2019. The change in authorized shares and change in par value to $0.0001 is reflected retroactively in the accompanying financial statements and footnotes.

As of December 31, 2018 and 2017, we had 24,816,290 and 24,816,290, respectively, shares of common stock issued and outstanding.

NOTE 8   RELATED PARTY TRANSACTIONS

Due to related parties reflects amounts due to officers (See Note 4).
Convertible notes payable – related parties are disclosed in Note 5.

NOTE 9   GOING CONCERN

As reflected in the accompanying unaudited financial statements, the Company has net losses and used cash in operations in 2018 and 2017 and had no revenues and was inactive for several years. At December 31, 2018, the Company has an accumulated deficit of $1,670,736, stockholders deficit of $717,157 and working capital deficit of $717,157 and was in default on all notes payable. These matters raise substantial doubt about the Company's ability to continue as a going concern for one year from the date these financial statements were available to be issued. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

In August 2019, the Company settled or discharged, through non-cash means, the December 31, 2018 liabilities of approximately $719,000 plus certain additional liabilities accrued in 2019 (see Note 10).

In August 2019, the Company changed its name to Stemsation International, Inc., and changed its business model to the marketing and sales directly to consumers of natural wellness products that support the endocannabinoid system ("ECS") and stem cell (SCS") system, the two most recently discovered systems in the human body. The Company will market it's products using a direct selling model in which Independent Wellness Advocates ("IWAs") advertise and sell products directly to consumers. The Company intends to start the marketing and sales in November 2019.

Management believes that actions presently being taken to obtain additional funding and implement its strategic plans provide the opportunity for the Company to continue as a going concern.

NOTE 10 SUBSEQUENT EVENTS

On August 6, 2019 the Company filed a certificate of amendment with the Secretary of State of the State of Florida in order to increase the authorized shares of common stock to 1,000,000,000 and effectuate a change in the par value to $0.0001, a change of control and a name change to Stemsation International, Inc. The Certificate of Amendment became effective on August 9, 2019.

On August 30, 2019 Ray C. Carter was appointed Officer and Director of the Company.

On October 22, 2019, Nicholas Panza was appointed Officer & Director.

Independent Contractor/Consulting Agreement

On July 17, 2019 the Company entered into an independent contractor agreement with a consultant to assist in its operations in developing start up plans, business strategy and in negotiations with strategic partners. The agreement commenced on July 17, 2019 and will terminate on July 17, 2020. As part of the agreement the Company agreed to a $6,000 per month compensation for a period of 3 months, upon commencement of product sales the compensation increases to $7,000 per month, upon obtaining breakeven sales the compensation increases to $10,000 per month.

On August 1, 2019 the Company entered into an independent contractor agreement with a consultant to assist in its operations in developing start up plans, business strategy and in negotiations with strategic partners. The agreement commenced on August 1, 2019 and will terminate on August 1, 2020. As part of the agreement the Company agreed to a $6,000 per month compensation for a period of 3 months and upon commencement of product sales the compensation increases to $7,000 per month. Upon obtaining breakeven sales the compensation increases to $10,000 per month.

On August 6, 2019 the Company entered into a consulting agreement with a consultant. The agreement commenced on August 6, 2019 and will terminate on November 1, 2022 and to be renewed annually thereafter for one year terms. As part of the agreement the Company agreed to $6,000 per month compensation. In addition, the compensation will be increased in the event that the Company meets or exceeds the following revenue targets in any calendar year after the effective date of the agreement:

- An aggregate of $10,000,000 or more in gross revenue in any calendar year then current base compensation will be increased by $10,000 per annum starting in the immediate pay period following the end of that calendar year
- An aggregate of $20,000,000 or more in gross revenue in any calendar year then current base compensation will be increased by $10,000 per annum starting in the immediate pay period following the end of that calendar year
- An aggregate of $30,000,000 or more in gross revenue in any calendar year then current base compensation will be increased by $10,000 per annum starting in the immediate pay period following the end of that calendar year
- An aggregate of $40,000,000 or more in gross revenue in any calendar year then current base compensation will be increased by $10,000 per annum starting in the immediate pay period following the end of that calendar year

On August 6, 2019 the Company entered into a consulting agreement with a consultant. The agreement commenced on August 6, 2019 and will terminate on November 1, 2022 and to be renewed annually thereafter for one year terms. As part of the agreement the Company agreed to a $8,333 per month compensation for a period of August 6, 2019 through October 31, 2019.

On November 1, 2019 compensation increases to $10,000 per month. In addition, the compensation will be increased in the event that the Company meets or exceeds the following revenue targets in any calendar year after the effective date of the agreement:

- An aggregate of $10,000,000 or more in gross revenue in any calendar year then current base compensation will be increased by $10,000 per annum starting in the immediate pay period following the end of that calendar year
- An aggregate of $20,000,000 or more in gross revenue in any calendar year then current base compensation will be increased by $10,000 per annum starting in the immediate pay period following the end of that calendar year
- An aggregate of $30,000,000 or more in gross revenue in any calendar year then current base compensation will be increased by $10,000 per annum starting in the immediate pay period following the end of that calendar year
- An aggregate of $40,000,000 or more in gross revenue in any calendar year then current base compensation will be increased by $10,000 per annum starting in the immediate pay period following the end of that calendar year

On August 1, 2019 the Company entered into an independent contractor agreement with a consultant to assist in its operations. The agreement commenced on August 1, 2019 and will terminate on August 1, 2020. As part of the agreement the Company agreed to a $2,500 per month compensation.

On August 1, 2019 the Company entered into an independent contractor agreement with a consultant to assist in its operations. The agreement commenced on August 1, 2019 and will terminate on August 1, 2020. As part of the agreement the Company agreed to a $8,333 per month compensation for a period of 3 months, upon commencement of product sales the compensation increases to $10,000 per month and upon obtaining breakeven sales the compensation increases to $12,500 per month.

On August 1, 2019 the Company entered into an independent contractor agreement with a consultant to assist in its operations. The agreement commenced on August 1, 2019 and will terminate on August 1, 2020. As part of the agreement the Company agreed to a $2,500 per month compensation.

On August 6, 2019, the Company entered into a consulting agreement with a consultant to assist in its operations, business strategy and in negotiations with strategic partners. The agreement commenced on August 6, 2019 and will terminate on August 6, 2020. As part of the agreement the Company agreed to issue 719,577 shares of Common stock at a fair value of $240 or $0.000333 per share based on recent sales of shares by the Company. The shares were issued on August 29, 2019.

On August 6, 2019, the Company entered into a consulting agreement with a consultant to assist in its operations, business strategy and in negotiations with strategic partners. The agreement commenced on August 6, 2019 and will terminate on August 6, 2020. As part of the agreement the Company agreed to issue 2,000,000 shares of Common stock at a fair value of $667 or $0.000333 per share based on recent sales of shares by the Company. The shares were issued on August 29, 2019.

On August 6, 2019, the Company entered into a consulting agreement with a consultant to assist in its operations, business strategy and in negotiations with strategic partners. The agreement commenced on August 6, 2019 and will terminate on August 6, 2020. As part of the agreement the Company agreed to issue 1,000,000 shares of Common stock at a fair value of $333 or $0.000333 per share based on recent sales of shares by the Company. The shares were issued on August 29, 2019.

On August 6, 2019, the Company entered into a consulting agreement with a consultant to assist in its operations, business strategy and in negotiations with strategic partners. The agreement commenced on August 6, 2019 and will terminate on August 6, 2020. As part of the agreement the Company agreed to issue 5,000,000 shares of Common stock at a fair value of $1,667 or $0.000333 per share based on recent sales of shares by the Company. The shares were issued on August 29, 2019.

On August 6, 2019, the Company entered into a consulting agreement with a consultant to assist in its operations, business strategy and in negotiations with strategic partners. The agreement commenced on August 6, 2019 and will terminate on August 6, 2020. As part of the agreement the Company agreed to issue 1,000,000 shares of Common stock at a fair value of $333 or $0.000333 per share based on recent sales of shares by the Company. The shares were issued on August 29, 2019.

Sales of Common Stock

On August 5, 2019, the Company authorized the issuance of 15,000,000 shares of common stock and 105,000,000 Company warrants in consideration of $5,000 pursuant to a subscription agreement with an individual who was subsequently appointed as our CEO. Warrants entitle the investor to purchase shares of common stock at an exercise price of $0.00033 per share. Warrants shall be exercisable until November 1, 2026 in accordance with the following terms:

- 15,000,000 warrants subject to Company's receipt of $500,000 of equity capital on or after October 1, 2019 and until November 1, 2026.
- 15,000,000 warrants subject to Company's receipt of $1,000,000 of equity capital on or after October 1, 2019 and until November 1, 2026.
- 15,000,000 warrants subject to Company's receipt of $1,500,000 of equity capital on or after October 1, 2019 and until November 1, 2026.
- 30,000,000 warrants subject to Company's receipt of $10,000,000 or more in gross revenue in any 12-month period on or after October 1, 2019 until November 1, 2026.
- 15,000,000 warrants subject to Company's receipt of $20,000,000 or more in gross revenue in any 12-month period on or after October 1, 2019 until November 1, 2026.
- 15,000,000 warrants subject to Company's receipt of $30,000,000 or more in gross revenue in any 12-month period on or after October 1, 2019 until November 1, 2026.

On August 2, 2019, the Company authorized the issuance of 45,000,000 shares of common stock in consideration of $15,000 or $0.000333 per share pursuant to a subscription agreement.

On August 5, 2019, the Company authorized the issuance of 45,000,000 shares of common stock in consideration of $15,000 or $0.000333 per share pursuant to a subscription agreement.

Sales of Common Stock Under a Private Placement at $0.01 per share

On September 3, 2019, the Company authorized the issuance of authorized the issuance of 3,000,000 shares of common stock in consideration of $30,000 pursuant to subscription agreement.

On September 3, 2019, the Company authorized the issuance of 1,000,000 shares of common stock in consideration of $10,000 pursuant to subscription agreement.

On September 3, 2019, the Company authorized the issuance of 1,000,000 shares of common stock in consideration of $10,000 pursuant to subscription agreement.

On September 3, 2019, the Company authorized the issuance of 2,750,000 shares of common stock in consideration of $27,500 pursuant to subscription agreement.

On September 5, 2019, the Company authorized the issuance of 1,500,000 shares of common stock in consideration of $15,000 pursuant to subscription agreement.

On September 5, 2019, the Company authorized the issuance of 500,000 shares of common stock in consideration of $5,000 pursuant to subscription agreement.

On September 5, 2019, the Company authorized the issuance of 2,000,000 shares of common stock in consideration of $20,000 pursuant to subscription agreement.

On September 5, 2019, the Company authorized the issuance of 1,200,000 shares of common stock in consideration of $12,000 pursuant to subscription agreement.

On September 5, 2019, the Company authorized the issuance of 1,000,000 shares of common stock in consideration of $10,000 pursuant to subscription agreement.

On September 11, 2019, the Company authorized the issuance of 2,500,000 shares of common stock in consideration of $25,000 pursuant to subscription agreement.

Common Stock Issued for Services

On September 3, 2019, the Company authorized the issuance of 500,000 shares of common stock for services at a fair value of $5,000 or $0.01 per share based on recent cash sales prices.

On September 3, 2019, the Company authorized the issuance of 5,000,000 shares of common stock for software setup and custom programming at a fair value of $50,000.

Common Stock Issued in Settlements

In August 2019 the Company authorized the conversion of accrued compensation totaling $4,837 into 9,915,011 shares of common stock. The remaining balance of $89,118 was reclassed to additional paid in capital as forgiveness of debt by related party.

In August 2019 the Company authorized the conversion of convertible debt and accrued interest, totaling $537,795 into 18,981,955 shares of common stock, which exceeds the quantity of shares that would have been issued under the contractual conversion terms by 18,444,160 shares. The Company recognized a settlement expense of $6,148 based on the then $0.000333 value per share based on recent stock sales.

The remaining balance of due to related parties of $32,479 was reclassed to additional paid-in capital as forgiveness of debt by related party.

In August 2019, the Company wrote off the accounts payable balance of $91,002 to other income based on the amount reported on the Form 10-Q for the quarter ended September 30, 2011. However, prior management has assumed the responsibility for these accounts payable.

Other Subsequent Events

On September 6, 2019, Stemsation Holding Corp., a wholly owned subsidiary was formed under the laws of the State of Florida.

On September 11, 2019, Stemsation IP Holding LLC, a wholly owned subsidiary, was formed under the laws of the State of Florida.

On September 13, 2019, Stemsation USA, Inc., a wholly owned subsidiary, was formed under the laws of the State of Florida.

On September 13, 2019, the Company signed a sub-lease commencing on October 15, 2019 and ending on February 28, 2021. The Company pays a monthly lease of $2,000 per month starting on November 1, 2019 and $1,000 for the first 15 days of the sublease for the month of October 2019.

Note Payables

On October 15, 2019 the Company entered into a secured promissory note in the amount of $60,000, resulting in net cash proceeds of $50,000 ($10,000 paid as original issue discount). The note is secured by the Company's inventory. Pursuant to the terms of the note, the note is non-interest bearing and due on December 31, 2019. If the loan is paid prior to November 29, 2019 a $5,000 reduction in principal is granted. In the event of default the loan bears 24% interest, the loan balance is multiplied by 150% and the note balance will become convertible into common stock at a fixed conversion rate of $0.001. The convertible feature indicated a rate of conversion that is below market value. As a result, the Company will record a beneficial conversion feature and related debt discount.

On October 18, 2019 the Company entered into a secured promissory note in the amount of $30,000, resulting in net cash proceeds of $25,000 ($5,000 paid as original issue discount). The note is secured by the Company's inventory. Pursuant to the terms of the note, the note is non-interest bearing and due on January 1, 2020. If the loan is paid prior to December 2, 2019 a $2,500 reduction in principal is granted. In the event of default the loan bears 24% interest, the loan balance is multiplied by 150% and the note balance will become convertible into common stock at a fixed conversion rate of $0.001. The convertible feature indicated a rate of conversion that is below market value. As a result, the Company will record a beneficial conversion feature and related debt discount.

On October 25, 2019 the Company entered into a secured promissory note in the amount of $30,000, resulting in net cash proceeds of $25,000 ($5,000 paid as original issue discount). The note is secured by the Company's inventory. Pursuant to the terms of the note, the note is non-interest bearing and due on January 8, 2020. If the loan is paid prior to December 9, 2019 a $2,500 reduction in principal is granted. In the event of default the loan bears 24% interest, the loan balance is multiplied by 150% and the note balance will become convertible into common stock at a fixed conversion rate of $0.001. The convertible feature indicated a rate of conversion that is below market value. As a result, the Company will record a beneficial conversion feature and related debt discount.

In preparing these financial statements the Company has evaluated events and transactions for potential recognition or disclosure through October 28, 2019, the date the financial statements were available to be issued.